Exhibit 99.1

Half Year Financial Reporting Second Quarter 2015 Regulated Information July 30, 2015 – 7:00 a.m. CET

DELHAIZE GROUP SECOND QUARTER 2015 RESULTS

Financial Summary Second Quarter 2015

»	Revenue growth of 18.1% at actual and 3.2% at identical exchange rates

»	Comparable store sales growth of 2.5% in the U.S., -0.6% in Belgium and 1.6% in Southeastern Europe

»	Group underlying operating profit growth of 25.7% (8.6% at identical exchange rates)

»	Group underlying operating margin of 3.7%, an increase compared to 3.4% in the second quarter of 2014

Financial Summary First Half 2015

»	Revenue growth of 2.7% at identical exchange rates

»	Group underlying operating margin of 3.3% (3.4% last year)

»	Free Cash Flow generation of €215 million of which €308 million in the second quarter

Other highlights

»	On June 24, 2015, Royal Ahold and Delhaize Group announced the intention to merge

»	CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group, commented: “3.2% revenue growth, 8.6% underlying operating profit growth at identical exchange rates and €308 million free cash flow generation represents a solid performance for Delhaize Group in the second quarter of 2015.

With a 3.4% real growth, Delhaize America experienced continued sales momentum both at Food Lion and at Hannaford. At Delhaize Belgium, our market share continued to improve compared to the end of 2014. Our Southeastern European operations’ performance was robust, helped by continued high growth in Romania and positive comparable store sales growth and network growth in Greece. Our performance in Serbia was stable.

We are making good progress with the two strategic initiatives highlighted earlier this year. The execution of our Transformation Plan at Delhaize Belgium continues to go according to plan and at Food Lion we remain on schedule to launch our “Easy, Fresh and Affordable” strategy in the Raleigh market in the fourth quarter of this year. Our first half year performance puts us in a good position to realize our ambitions for the year and we are looking forward to merging our operations with Ahold as announced on June 24, 2015.”

»	Financial Summary

Q2 2015(1)				YTD 2015(1)
Actual Results	At Actual Rates	At Identical Rates	In millions of €, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates
6 114	+18.1%	+3.2%	Revenues	11 934	+17.0%	+2.7%
393	+21.9%	+5.9%	Underlying EBITDA	732	+16.7%	+1.3%
187	+544.6%	+442.2%	Operating profit	331	+74.3%	+45.8%
3.1%	—	—	Operating margin	2.8%	—	—
223	+25.7%	+8.6%	Underlying operating profit	396	+15.4%	-0.9%
3.7%	—	—	Underlying operating margin	3.3%	—	—
145	N/A	N/A	Profit before taxes and discontinued operations	194	+88.8%	+50.6%
106	N/A	N/A	Net profit from continuing operations	142	+184.9%	+126.1%
106	N/A	N/A	Group share in net profit	134	+287.7%	+207.1%
1.03	N/A	N/A	Basic earnings per share—Group share in net profit	1.31	+283.7%	+204.0%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 24.0% in the second quarter of 2015 (€1 = $1.1053) compared to the second quarter of 2014 and strengthened in the first half of 2015 by 22.8% (€1 = $1.1158) compared to the same period in 2014.

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»	Second Quarter 2015 Income Statement

Revenues

In the second quarter of 2015, Delhaize Group’s revenues increased by 18.1% and 3.2% at actual and identical exchange rates, respectively. The latter equals the organic revenue growth.

In the U.S., revenues grew by 3.2% in local currency, supported by comparable store sales growth of 2.5% excluding a 0.7% positive calendar impact. The 2.5% U.S. comparable store sales growth was fueled by positive real growth at both Food Lion and Hannaford and was partly offset by negative retail inflation (-0.9%). Revenues at Delhaize Belgium decreased by 0.3%, with comparable store sales evolution of -0.6%, a marked improvement compared to previous quarters. Retail inflation in Belgium turned positive and stood at 0.6%. Revenues in Southeastern Europe grew by a strong 9.0% at identical exchange rates, driven by comparable store sales growth of 1.6%, store network expansion and a 0.4% positive calendar impact.

Gross margin

Gross margin was 24.4% of revenues, an increase of 9 basis points at identical exchange rates (+30 basis points at actual exchange rates), mainly as a result of better supplier terms in Belgium and Southeastern Europe and lower supply chain costs in Belgium, partly offset by price investments in the U.S. and Belgium and higher shrink in the U.S.

Other operating income

Other operating income was €28 million, slightly lower than last year due to lower gains on disposal of assets.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.2% of revenues and decreased by 13 basis points at identical exchange rates compared to last year (+3 basis points at actual exchange rates) primarily as a result of higher revenues and lower benefits in the U.S., partly offset by higher depreciation and advertising expenses in Belgium.

Other operating expenses

Other operating expenses were €38 million compared to €154 million last year, which included €150 million of impairment losses at Delhaize Serbia.

Underlying operating profit

Underlying operating profit was €223 million, an increase of 25.7% at actual exchange rates and 8.6% at identical exchange rates. The increase in underlying operating profit was due to increases in the U.S. and Southeastern Europe, while Delhaize Belgium underlying operating profit was almost stable compared to last year. Underlying operating margin was 3.7% of revenues compared to 3.4% in the second quarter of 2014.

EBITDA

EBITDA increased by 10.2% to €357 million (a decrease of 5.6% at identical exchange rates), while underlying EBITDA increased by 21.9% to €393 million (+5.9% at identical exchange rates).

Operating profit

Operating profit increased from €29 million to €187 million mostly as last year included €150 million of impairment losses at Delhaize Serbia.

Net financial expenses

Net financial expenses stood at €43 million and were €1 million lower than last year at actual exchange rates or €9 million lower at identical exchange rates, primarily due to interest savings resulting from the February tender offer.

Income tax

In the second quarter of 2015, the effective tax rate (from continued operations) was 26.6% compared to a negative 185.2% last year which was impacted by the non-deductible goodwill impairment loss at Delhaize Serbia.

Net profit (loss) from continuing operations

Net profit from continuing operations was €106 million compared to a loss of €43 million in last year’s second quarter. This resulted in €1.03 basic earnings per share compared to a loss of €0.43 per share in the second quarter of 2014.

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Net profit (loss)

Group share in net profit amounted to €106 million compared to a loss of €45 million last year. Basic and diluted net profit per share was €1.03 and €1.02 respectively for the second quarter of 2015, compared to a loss per share of €0.44 for both last year.

»	First Half 2015 Income Statement

Revenues

In the first half of 2015, Delhaize Group’s revenues increased by 17.0% and 2.7% at actual and identical exchange rates, respectively. Organic revenue growth was also 2.7%.

In the U.S., revenue growth in local currency was 3.2%. U.S. comparable store sales growth was 2.5% excluding a 0.6% positive calendar impact. Revenues at Delhaize Belgium decreased by 1.3% and comparable store sales declined by 1.6%. Revenues in Southeastern Europe grew by 7.4% at identical exchange rates.

Gross margin

Gross margin was 24.4% of revenues, increasing by 6 basis points at identical exchange rates. A higher gross margin in Southeastern Europe was partly offset by a lower gross margin at Delhaize Belgium, mainly due to price investments and higher logistic costs, while gross margin was flat at Delhaize America.

Other operating income

Other operating income was €53 million and decreased by €3 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.5% of revenues, an increase of 12 basis points compared to last year at identical exchange rates resulting from lower revenues and higher advertising and depreciation expenses at Delhaize Belgium, partly offset by the impact of higher revenues in the U.S.

Other operating expenses

Other operating expenses were €68 million including a €25 million fine from the Belgian Competition Authority compared to €159 million last year, which was impacted by €150 million impairment losses at Delhaize Serbia.

Underlying operating profit

Underlying operating profit was €396 million and increased by 15.4% at actual exchange rates and decreased by 0.9% at identical exchange rates. The underlying operating profit decrease is the result of lower profitability in Belgium and higher costs at Corporate, offset by higher profitability in the U.S. and Southeastern Europe. Underlying operating margin was 3.3% of revenues compared to 3.4% in the first half of 2014.

EBITDA

EBITDA increased by 7.7% to €674 million but decreased by 7.5% at identical exchange rates. Underlying EBITDA increased by 16.7% to €732 million (1.3% at identical exchange rates).

Operating profit

Operating profit increased by 74.3% from €190 million to €331 million as last year included the €150 million impairment loss at Delhaize Serbia.

Net financial expenses

Net financial expenses were €139 million and included a €41 million one-off charge relating to the bond tender transaction which took place in February 2015. At actual exchange rates and excluding the one-off charge, net finance costs were €98 million compared to €88 million in the first half of last year due to the strengthening of the U.S. dollar partly offset by lower gross debt.

Income tax

During the first half of 2015, the effective tax rate (on continued operations) was 27.1% compared to the high 52.1% last year primarily as a result of the non-deductible goodwill impairment loss at Delhaize Serbia.

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Net profit from continuing operations

Net profit from continuing operations was €142 million in the first half of 2015 compared to €50 million in the first half of 2014. This resulted in €1.38 basic earnings per share compared to €0.49 last year.

Net profit

Group share in net profit amounted to €134 million in the first half of 2015. Basic and diluted net profit per share were €1.31 and €1.30 respectively compared to €0.34 per share in both cases last year.

»	First Half 2015 Cash Flow Statement and Balance Sheet

Free cash flow

In the first half of 2015, free cash flow was €215 million compared to €308 million in the first half of 2014. Excluding €14 million proceeds from the divestiture of Bottom Dollar Food in 2015 and €180 million proceeds from the divestiture of Sweetbay, Harveys and Reid’s in 2014, free cash flow stood at €201 million in the first half of 2015 compared to €128 million in the prior year. This increase is mainly explained by a higher EBITDA, the timing of accounts payables payments and lower tax payments in the U.S., partly offset by higher capital expenditures.

Net debt

Compared to year-end 2014, net debt increased by €38 million to €1.0 billion mainly as a result of the strengthening of the U.S. dollar against the euro and the payment of the dividend in the second quarter of 2015, which was partly offset by free cash flow generation.

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»	Segment Information (at actual exchange rates)

Q2 2015	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss) (3)
(in millions)	Q2 2015	Q2 2014	2015 /2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014	2015 / 2014
United States(1)	$4 459	4 321	+3.2%	3.9%	3.7%	175	162	+8.1%
United States(1)	€4 031	3 151	+27.9%	3.9%	3.7%	158	117	+34.0%
Belgium	€1 255	1 257	-0.3%	3.2%	3.2%	40	40	-1.2%
Southeastern Europe(2)	€828	768	+7.9%	4.5%	3.9%	37	30	+24.5%
Corporate	€—	—	N/A	N/A	N/A	(12)	(10)	-12.5%

TOTAL	€6114	5176	+18.1%	3.7%	3.4%	223	177	+25.7%

H1 2015	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss) (3)
(in millions)	H1 2015	H1 2014	2015 / 2014	H1 2015	H1 2014	H1 2015	H1 2014	2015 / 2014
United States(1)	$8 822	8 549	+3.2%	3.9%	3.8%	340	323	+5.3%
United States(1)	€7 906	6 238	+26.7%	3.9%	3.8%	305	235	+29.3%
Belgium	€2 432	2 464	-1.3%	2.3%	3.2%	56	78	-27.9%
Southeastern Europe(2)	€1 596	1 499	+6.5%	3.4%	2.9%	55	44	+26.4%
Corporate	€—	—	N/A	N/A	N/A	(20)	(14)	-41.7%

TOTAL	€11 934	10 201	+17.0%	3.3%	3.4%	396	343	+15.4%

(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 19 of this document.

United States

In the second quarter of 2015, revenues in the U.S. increased by 3.2% to $4.5 billion (€4.0 billion). Comparable store sales increased by 2.5% (excluding a positive calendar impact of 0.7%). Both Food Lion and Hannaford experienced positive comparable store sales and real growth despite 0.9% of retail deflation for our U.S. operations overall. This was mainly driven by price declines in dairy, pork, seafood and produce.

During the first half of 2015, U.S. revenues increased by 3.2% in local currency.

In the second quarter of 2015, underlying operating profit increased by 8.1% in local currency and our underlying operating margin was 3.9% compared to 3.7% in prior year. A decrease in the gross margin, mainly due to price investments and higher shrink at Food Lion, was more than offset by an improvement in SG&A as a percentage of revenues, resulting from positive sales leverage, lower benefits and the timing of IT and advertising costs, which will partially reverse in the third quarter.

For the first six months of 2015, underlying operating profit of our U.S. operations increased by 5.3% to $340 million (€305 million) and the underlying operating margin was 3.9% (3.8% last year).

Belgium

In the second quarter of 2015, revenues in Belgium were €1.3 billion, a decrease of 0.3% compared to the second quarter of 2014, with comparable store sales evolution of -0.6%. Although our market share continued to be under pressure in the second quarter, we have seen further improvements in our market share trend. Retail inflation turned positive at +0.6%, driven mostly by the fruits and vegetables category.

During the first half of 2015, Delhaize Belgium revenues decreased by 1.3%.

In the second quarter of 2015, underlying operating profit decreased by 1.2% to €40 million. This is explained by slightly lower revenues and higher SG&A as a result of higher advertising expenses and accelerated depreciation due to remodelings. These were mostly offset by an improved gross margin due to better supplier terms and lower logistic costs, partly compensated by price investments. Underlying operating margin was 3.2%, flat compared to last year.

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For the first six months of 2015, underlying operating profit decreased by 27.9% to €56 million and underlying operating margin was 2.3% (3.2% last year).

Southeastern Europe

In the second quarter of 2015, revenues in Southeastern Europe increased by 7.9% to €828 million (+9.0% at identical exchange rates), resulting from positive comparable store sales growth of 1.6%, driven by Greece and Romania and further network expansion. Comparable store sales growth was slightly negative in Serbia.

During the first half of 2015, revenues in Southeastern Europe increased by 6.5% (+7.4% at identical exchange rates).

During the second quarter of 2015, underlying operating profit increased by 24.5% to €37 million (+25.4% at identical exchange rates), while the underlying operating margin increased from 3.9% to 4.5%, thanks to positive operational leverage and better supplier terms in Greece and Romania. Profitability was maintained in Serbia.

For the first six months of 2015, underlying operating profit increased by 26.4% to €55 million (+27.4% at identical exchange rates) and the underlying operating margin was 3.4% (2.9% last year).

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»	2015 Outlook

In 2015, our Group continues to be focused on two key strategic initiatives: the further fine-tuning and roll-out of “Easy, Fresh & Affordable” in 160 additional Food Lion stores, and the implementation of the Transformation Plan in Belgium. In Belgium, we expect positive comparable store sales growth in the second half of the year.

We expect Group capital expenditures of approximately €700 million (at identical exchange rates of $1.33). We will continue to be disciplined with respect to operating costs, capital allocation and working capital, and plan to continue generating a healthy level of free cash flow.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2015 results during a conference call starting July 30, 2015 at 09:00 am CET / 03:00 am ET. The conference call can be attended by calling +44 (0)20 7136 2050 (U.K.), +1 646 254 3366 (U.S.) or +32 2 402 3092 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the second quarter of 2015, Delhaize Group’s sales network consisted of 3 445 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Press release – 2015 third quarter results	October 29, 2015

»	Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Earnings Release – Second Quarter 2015	7 of 23

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENT

»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	June 30, 2015	December 31, 2014	June 30, 2014
Assets
Non-current assets	8 649	8 172	7 700
Goodwill	3 381	3 147	2 843
Intangible assets	792	763	703
Property, plant and equipment	4 199	4 015	3 900
Investment property	101	84	86
Investments accounted for using the equity method	32	30	26
Financial assets	21	29	29
Derivative instruments	7	9	6
Other non-current assets	116	95	107
Current assets	3 766	3 955	3 267
Inventories	1 447	1 399	1 318
Receivables	642	623	571
Financial assets	239	167	231
Derivative instruments	—	2	—
Other current assets	167	104	123
Cash and cash equivalents	1 268	1 600	1 000
Assets classified as held for sale	3	60	24

Total assets	12 415	12 127	10 967

Liabilities
Total equity	5 817	5 453	4 997
Shareholders’ equity	5 811	5 447	4 992
Non-controlling interests	6	6	5
Non-current liabilities	3 305	3 494	3 314
Long-term debt	1 916	2 201	2 041
Obligations under finance lease	487	475	472
Deferred tax liabilities	369	302	395
Derivative instruments	52	26	5
Provisions	417	432	346
Other non-current liabilities	64	58	55
Current liabilities	3 293	3 180	2 656
Long-term debt - current portion	10	1	2
Obligations under finance lease	73	69	60
Accounts payable	2 241	2 112	1 858
Provisions	224	188	87
Other current liabilities	745	770	638
Liabilities associated with assets held for sale	—	40	11

Total liabilities and equity	12 415	12 127	10 967

$ per € exchange rate	1.1189	1.2141	1.3658

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»	Condensed Consolidated Income Statement (Unaudited)

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
6 114	5 176	Revenues	11 934	10 201
(4 622)	(3 929)	Cost of sales	(9 022)	(7 742)

1 492	1 247	Gross profit	2 912	2 459
24,4%	24,1%	Gross margin	24,4%	24,1%
28	30	Other operating income	53	56
(1 295)	(1 094)	Selling, general and administrative expenses	(2 566)	(2 166)
(38)	(154)	Other operating expenses	(68)	(159)

187	29	Operating profit	331	190
3,1%	0,6%	Operating margin	2,8%	1,9%
(48)	(49)	Finance costs	(142)	(95)
5	5	Income from investments	3	7
1	—	Share of results of joint venture equity accounted	2	1

145	(15)	Profit (loss) before taxes and discontinued operations	194	103
(39)	(28)	Income tax expense	(52)	(53)

106	(43)	Net profit (loss) from continuing operations	142	50

—	(2)	Result from discontinued operations, net of tax	(8)	(15)
106	(45)	Net profit (loss)	134	35

—	—	Net profit attributable to non-controlling interests	—	—
106	(45)	Net profit attributable to equity holders of the Group - Group share in net profit	134	35

		(in €, except number of shares)
		Group share in net profit (loss) from continuing operations:
1,03	(0,43)	Basic earnings per share	1,38	0,49
1,02	(0,43)	Diluted earnings per share	1,37	0,48

		Group share in net profit (loss):
1,03	(0,44)	Basic earnings per share	1,31	0,34
1,02	(0,44)	Diluted earnings per share	1,30	0,34

		Weighted average number of shares outstanding:
102 689 978	101 294 614	Basic	102 319 117	101 272 176
103 613 788	101 971 766	Diluted	103 277 776	101 839 384

103 766 860	102 732 803	Shares issued at the end of the period	103 766 860	102 732 803

102 945 430	101 610 427	Shares outstanding at the end of the period	102 945 430	101 610 427

1,1053	1,3711	Average $ per € exchange rate	1,1158	1,3703

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»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
106	(45)	Net profit (loss) of the period	134	35

—	—	Total items that will not be reclassified to profit or loss	—	—

		Items that are or may be reclassified subsequently to profit or loss
(5)	(1)	Unrealized gain (loss) on financial assets available for sale	(3)
—	—	Reclassification adjustment to net profit	—	—
—	—	Tax (expense) benefit	—	—

(5)	(1)	Unrealized gain (loss) on financial assets available for sale, net of tax	(3)	—
(169)	34	Exchange gain (loss) on translation of foreign operations	315	33
—	(1)	Reclassification adjustment to net profit	—	(1)

(169)	33	Exchange gain (loss) on translation of foreign operations	315	32

(174)	32	Total items that are or may be reclassified subsequently to profit or loss	312	32

(174)	32	Other comprehensive income	312	32
—	—	Attributable to non-controlling interests	—	—
(174)	32	Attributable to equity holders of the Group	312	32

(68)	(13)	Total comprehensive income for the period	446	67
—	—	Attributable to non-controlling interests	—	—
(68)	(13)	Attributable to equity holders of the Group	446	67

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»	Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2015	5 447	6	5 453

Other comprehensive income	312	—	312
Net profit	134	—	134

Total comprehensive income for the period	446	—	446

Capital increases	59	—	59
Dividends declared	(165)	—	(165)
Treasury shares purchased	(23)	—	(23)
Treasury shares sold upon exercise of employee stock options	36	—	36
Tax payment for restricted stock units vested	(1)	—	(1)
Excess tax benefit on employee stock options and restricted stock units	5	—	5
Share-based compensation expense	7	—	7
Balances at June 30, 2015	5 811	6	5 817

Shares issued	103 766 860
Treasury shares	821 430
Shares outstanding	102 945 430

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2014	5 068	5	5 073

Other comprehensive income	32	—	32
Net profit	35	—	35

Total comprehensive income for the period	67	—	67

Capital increases	10	—	10
Dividends declared	(158)	—	(158)
Treasury shares sold upon exercise of employee stock options	2	—	2
Tax payment for restricted stock units vested	(1)	—	(1)
Share-based compensation expense	4	—	4

Balances at June 30, 2014	4 992	5	4 997

Shares issued	102 732 803
Treasury shares	1 122 376
Shares outstanding	101 610 427

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»	Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
		Operating activities
106	(45)	Net profit	134	35
		Adjustments for:
(1)	—	Share of results of joint venture equity accounted	(2)	(1)
170	149	Depreciation and amortization	336	293
—	151	Impairment	7	167
81	67	Income taxes, finance costs and income from investments	188	139
6	(3)	Other non-cash items	14	—
211	29	Changes in operating assets and liabilities	(54)	(125)
(58)	(60)	Interest paid	(92)	(92)
9	4	Interest received	12	7
(18)	(88)	Income taxes paid	(62)	(98)
506	204	Net cash provided by operating activities	481	325

		Investing activities
(6)	(2)	Business acquisitions, net of cash and cash equivalents acquired	(8)	(6)
—	136	Business disposals, net of cash and cash equivalents disposed	14	177
(196)	(150)	Purchase of tangible and intangible assets (capital expenditures)	(281)	(229)
4	32	Sale of tangible and intangible assets	9	39
(3)	(3)	Investment in debt securities	(3)	(3)
—	(9)	Sale and maturity of (investment in) term deposits, net	(24)	(77)
(1)	1	Other investing activities	(27)	2
(202)	5	Net cash provided by (used in) investing activities	(320)	(97)

		Financing activities
18	11	Proceeds from the exercise of share warrants and stock options	94	11
(2)	—	Treasury shares purchased	(23)	—
(165)	(158)	Dividends paid, including dividends paid by subsidiaries to non-controlling interests	(165)	(158)
(18)	(227)	Repayments of long-term loans, net of direct financing costs	(470)	(239)
—	7	Settlement of derivative instruments	4	6
(167)	(367)	Net cash used in financing activities	(560)	(380)

(30)	7	Effect of foreign currency translation	67	6

107	(151)	Net increase (decrease) in cash and cash equivalents	(332)	(146)

1 161	1 152	Cash and cash equivalents at beginning of period	1 600	1 147
1 268	1 001 (1)	Cash and cash equivalents at end of period	1 268	1 001 (1)

(1)	Includes €1 million in assets classified as held for sale

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»	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in seven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed interim financial statements of the Group for the six months ended June 30, 2015 were authorized for issue by the Board of Directors on July 29, 2015.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2014.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those of the previous financial year except for the following new, amended or revised IFRS standards and IFRIC interpretations that have been adopted as of January 1, 2015:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions;

•	Annual Improvements 2010-2012 Cycle and 2011-2013 Cycle.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IASB pronouncements that were issued but not yet effective at the balance sheet date.

Segment reporting

Segment information, including a reconciliation from operating profit to underlying operating profit, required by IAS 34, can be found on page 19 of this press release and forms an integral part of this report.

Business combinations

During the first six months of 2015, Delhaize Group made minor final payments relating to prior year business acquisitions and signed several new agreements in Southeastern Europe that were accounted for as business combinations. The total consideration transferred for these transactions was €8 million (of which €6 million in the second quarter) and resulted in an increase of goodwill of €7 million (completely in the second quarter).

Divestitures and discontinued operations

Disposal of Bottom Dollar Food

In the first quarter of 2015, Delhaize Group completed its agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”), for a total sales price of $15 million (€14 million) in cash, which resulted in an insignificant settlement loss during 2015.

In addition, equipment relating to these stores (carrying amount of €2 million), classified as held for sale in 2014, was sold to third parties in the first quarter of 2015 and did not result in any impact on the profit and loss.

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Discontinued operations

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	YTD 2015	YTD 2014(1)
Revenues	8	649
Cost of sales	(10)	(504)
Other operating income	—	6
Selling, general and administrative expenses	(9)	(152)
Other operating expenses	—	(2)
Net financial costs	(2)	2

Result before tax	(13)	(1)
Income taxes	5	—

Result of discontinued operations (net of tax)	(8)	(1)
Pre-tax loss recognized on re-measurement of assets of disposal groups	—	(14)
Income taxes	—	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(8)	(15)
Basic earnings per share from discontinued operations	(0.08)	(0.15)
Diluted earnings per share from discontinued operations	(0.07)	(0.14)
Operating cash flows	(2)	(30)
Investing cash flows	2	8
Financing cash flows	—	10

Total cash flows	—	(12)

(1)	Includes, besides Bottom Dollar Food results, also the result of the U.S. banner Sweetbay, Harveys and Reid’s, the Bulgarian operations and Delhaize Bosnia & Herzegovina which were sold in 2014.

While in the first half of 2014, the Group recognized an impairment loss of €14 million to write down the carrying value of its Bulgarian operations and Delhaize Bosnia & Herzegovina to their estimated fair value less cost to sell, no similar write down was necessary during 2015.

»	Balance Sheet and Cash Flow Statement

Capital expenditures

During the first half of 2015, Delhaize Group incurred capital expenditures of €281 million, consisting of €250 million in property, plant and equipment and €31 million in intangible assets. In the second quarter of 2015, Delhaize Group incurred capital expenditures of €196 million, consisting of €177 million in property, plant and equipment and €19 million in intangible assets.

In addition, the Group added property under finance leases in the first half of 2015 for a total amount of €11 million (€3 million in the second quarter of 2015). The carrying amount of tangible and intangible assets that were sold or disposed in 2015 was €7 million (€4 million for the second quarter of 2015).

Equity

In the first half of 2015, Delhaize Group issued 947 807 new shares (251 960 during the second quarter), purchased 341 192 treasury shares (29 140 during the second quarter) and used 634 856 treasury shares (88 784 during the second quarter) to satisfy the exercise of stock options that were granted as part of the share-based incentive plans. At June 30, 2015, the Group owned 821 430 treasury shares.

During 2015, the Group sold euro denominated call options on its own shares that it had acquired to partially hedge the potential exposure (for the grant years 2008 and 2009) arising from the possible future exercise of stock options granted to employees of non-U.S. operating companies for €4 million. At the same time, the Group acquired new euro denominated call options (for the grant years 2007, 2010 and 2011) for an identical amount. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost.

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Dividends

At Delhaize Group’s shareholders meeting on May 28, 2015, Delhaize Group’s shareholders approved the distribution of a €1.60 gross dividend per share for financial year 2014. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.20 per share. The dividend was paid in June 2015.

Financial instruments

Repayment of long-term debts

During the first quarter of 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million of the 4.125% senior notes due 2019 at a price of 107.07%. This resulted in a one-time charge to profit and loss of €41 million.

Derivative financial instruments and hedging

As a result of the above mentioned partial repurchases, Delhaize Group entered into the following transactions during the first quarter of 2015:

•	Unwinding of an amount of $170 million interest rate swaps relating to the 4.125% senior notes due 2019 that were entirely hedged by interest rate swaps for fair value hedge purposes. The unwinding resulted in a cash inflow of €2 million with an insignificant impact on profit and loss.

•	New counter cross-currency interest rate swaps (“CCIRS”), exchanging the principal and interests on the repurchased amounts of the 6.50% bonds due in 2017, to offset foreign currency exposure arising from a $450 million intragroup loan.

Further, in the first quarter of 2015, Delhaize Group entered into interest rate swaps to hedge $72 million of its exposure to changes in the fair value of the remaining $172 million bonds due 2017 due to variability in market interest rates (“hedged risk”). The maturity date of the interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The Group designated and documented these transactions as fair value hedges.

Finally, during the first quarter of 2015, a foreign exchange forward contract to purchase $12 million in exchange for €9 million matured and resulted in a cash inflow of €2 million, with insignificant impact on profit and loss.

Financial instruments measured at fair value by fair value hierarchy:

June 30, 2015
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Derivative instruments	—	7	—	7
Current
Financial assets – measured at fair value	170	—	—	170

Total financial assets measured at fair value	170	7	—	177
Financial assets measured at amortized cost				2 000

Total financial assets				2 177
Financial Liabilities
Non-Current
Derivative instruments	—	52	—	52

Total financial liabilities measured at fair value	—	52	—	52
Financial liabilities being part of a fair value hedge relationship				405
Financial liabilities measured at amortized cost				4 322

Total financial liabilities				4 779

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In 2015, there were no transfers between fair value hierarchy levels and there were no changes in the valuation techniques and inputs applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Financial liabilities being part of a fair value hedge relationship	405	443
Financial liabilities at amortized cost	1 521	1 890

Total long-term debt	1 926	2 333

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Employee Benefits

During the second quarter of 2015, Delhaize Group granted 494 087 performance stock units (or 123 522 when expressed in Delhaize Group shares), to senior management of its U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and 88 432 performance stock units to senior management of its non-U.S. operating companies under the “Delhaize Group 2014 European Performance Stock Unit Plan.” The fair value of the performance stock units was $20.88 for the U.S. operating companies and €76.46 for the non-U.S. operating companies, based on the share price at grant date. In 2015, Delhaize Group did not grant any stock options or warrants to its employees.

Performance stock units are restricted stock units, with additional performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholder Value Creation targets over a cumulative 3-year period) which is taken into account when estimating the number of awards that will vest. Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus the net debt. When the award vests, the associate receives – at no cost to the associate – ADRs or shares equal to the number of restricted stock units that have vested, free of any restrictions.

Provisions

In the second quarter of 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). The announcement fell under the so-called “Law Renault”, which requires that an employer that intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases. End 2014, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. In 2014, Delhaize Group recognized a provision of €137 million, representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees. The Group is currently in the implementation phase. During a first wave which ended on March 31, 2015, approximately 1 500 employees applied (of which almost 1 000 opted for early retirement). A second wave will occur during the fourth quarter of 2015. During the second quarter of 2015, the total expected costs were updated to €140 million (an addition of €3 million), of which €11 million has been paid thus far.

In June 2015, the Group accepted to pay a fine of €25 million imposed by the Belgian Competition Authority in final settlement of the antitrust investigation regarding the coordination of price increases of certain health and beauty products sold in Belgium between 2002 and 2007. The Group recognized an additional charge of €9 million in the second quarter of 2015, increasing the existing provision to reflect the final outcome of the settlement. Payment was made in the third quarter of 2015.

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»	Income Statement

Other operating income

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
15	13	Rental income	29	26
5	5	Income from waste recycling activities	10	10
2	1	Services rendered to wholesale customers	3	3
1	4	Gain on sale of property, plant and equipment	2	6
5	7	Other	9	11

28	30	Total	53	56

Other operating expenses

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
1	1	Store closing expenses	(1)	—
(5)	—	Reorganization expenses	(8)	—
—	(150)	Impairment	(7)	(152)
(2)	(3)	Loss on sale of property, plant and equipment	(4)	(5)
(32)	(2)	Other	(48)	(2)

(38)	(154)	Total	(68)	(159)

For the first half of 2015, the caption “Other” mainly includes a fine of €25 million imposed by the Belgian Competition Authority and €19 million advisory and consulting costs incurred so far in connection with the planned merger with Royal Ahold N.V announced in June 2015.

Income taxes

During the first half of 2015, the effective tax rate (on continued operations) was 27.1%, compared to previous year’s rate of 52.1%. The decrease is primarily the result of the non-deductible goodwill impairment loss in Serbia recorded in 2014.

Related party transactions

In the second quarter of 2015, an aggregate number of 22 005 (equivalent of 88 018 ADS) and 30 300 U.S. and European performance stock units, respectively, were granted to members of the Executive Committee.

»	Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, the Group will continue to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $420 million (€375 million) as of June 30, 2015. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

Except for changes mentioned in these interim financial statements, other contingencies are materially unchanged from those described in Note 34 on pages 151 and 152 of the 2014 Annual Report.

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»	Subsequent Events

No significant events occurred after balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2014	End of Q1 2015	Change Q2 2015	End of Q2 2015
United States	1 361	1 294	-3	1 291
Belgium & Luxembourg	880	878	+3	881
Greece	308	316	+17	333
Romania	410	411	+14	425
Serbia	387	388	+1	389
Indonesia	122	123	+3	126

Total	3 468	3 410	+35	3 445

»	Organic Revenue Growth Reconciliation

Q2 2015	Q2 2014	% Change	(in millions of €)	YTD 2015	YTD 2014	% Change
6 114	5 176	+18,1%	Revenues	11 934	10 201	+17,0%
(771)			Effect of exchange rates	(1 454)
5 343	5 176	+3,2%	Revenues at identical exchange rates	10 480	10 201	+2,7%

5 343	5 176	+3,2%	Organic revenue growth	10 480	10 201	+2,7%

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»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q2 2015
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	172	156	26	36	(31)	187

Add/(substract):
Store closing expenses (reversals)	(1)	(1)	—	—	—	(1)
Reorganization expenses (reversals)	3	3	2	—	—	5
(Gains)/losses on disposal of fixed assets	1	—	—	1	—	1
Other	—	—	12	—	19	31

Underlying Operating Profit	175	158	40	37	(12)	223

	Q2 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	163	119	41	(120)	(11)	29

Add/(substract):
Store closing expenses (reversals)	(1)	(1)	—	—	—	(1)
Fixed assets impairment charges (reversals)	1	—	—	150	—	150
(Gains)/losses on disposal of fixed assets	—	—	(1)	—	—	(1)
Other	(1)	(1)	—	—	1	—

Underlying Operating Profit	162	117	40	30	(10)	177

	YTD 2015
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	328	294	22	54	(39)	331

Add/(substract):
Store closing expenses (reversals)	1	1	—	—	—	1
Reorganization expenses (reversals)	6	6	2	—	—	8
Fixed assets impairment charges (reversals)	3	3	4	—	—	7
(Gains)/losses on disposal of fixed assets	2	1	—	1	—	2
Other	—	—	28	—	19	47

Underlying Operating Profit	340	305	56	55	(20)	396

	YTD 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	320	233	79	(106)	(16)	190

Add/(substract):
Fixed assets impairment charges (reversals)	3	2	—	150	—	152
(Gains)/losses on disposal of fixed assets	1	1	(2)	—	—	(1)
Other	(1)	(1)	1	—	2	2

Underlying Operating Profit	323	235	78	44	(14)	343

In the first half of 2015, the caption “Other” mainly consists of a fine of €25 million imposed by the Belgian Competition Authority and €19 million advisory and consulting costs related to the planned merger with Royal Ahold N.V.

The second quarter of 2014 was primarily impacted by €150 million impairment losses in Serbia (part of the “Southeastern Europe” segment) and related to goodwill and trade names for respectively €140 million and €10 million.

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»	EBITDA Reconciliation

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
187	29	Operating profit	331	190
170	145	Depreciation and amortization	336	284
—	150	Impairment	7	152

357	324	EBITDA	674	626

»	Underlying EBITDA Reconciliation

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
223	177	Underlying operating profit	396	343
170	145	Depreciation and amortization	336	284

393	322	Underlying EBITDA	732	627

»	Free Cash Flow Reconciliation

Q2 2015	Q2 2014	(in millions of €)	YTD 2015	YTD 2014
506	204	Net cash provided by operating activities	481	325
(202)	5	Net cash provided by (used in) investing activities	(320)	(97)
4	12	Net investment in debt securities, term deposits and derivative related collaterals	54	80
308	221	Free cash flow	215	308

—	139	Cash from sale Bottom Dollar Food (2015) and Sweetbay, Harveys & Reid’s (2014)	14	180

308	82	Operating free cash flow	201	128

»	Net Debt Reconciliation

(in millions of €, except net debt ratios)	June 30, 2015	December 31, 2014	June 30, 2014
Non-current financial liabilities	2 403	2 676	2 513
Current financial liabilities	83	70	62
Derivative liabilities	52	26	5
Derivative assets	(7)	(11)	(6)
Investment in securities - non-current	—	(8)	(9)
Investment in securities - current	(170)	(149)	(130)
Term deposits - current	(32)	(7)	(91)
Collaterals on derivative instruments	(26)	—	—
Cash and cash equivalents	(1 268)	(1 600)	(1 000)

Net debt	1 035	997	1 344
Net debt to equity ratio	17,8%	18,3%	26,9%
EBITDA (last 12 months)	1 214	1 166	1 287
Net debt to EBITDA ratio	85,2%	85,4%	104,5%

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»	Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q2 2015			Q2 2014	2015/2014
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	6 114	(771)	5 343	5 176	+18,1%	+3,2%
Operating profit	187	(30)	157	29	+544,6%	+442,2%
Net profit (loss) from continuing operations	106	(16)	90	(43)	N/A	N/A
Basic EPS from continuing operations	1,03	(0,16)	0,87	(0,43)	N/A	N/A
Group share in net profit (loss)	106	(16)	90	(45)	N/A	N/A
Basic EPS from Group share in net profit	1,03	(0,15)	0,88	(0,44)	N/A	N/A
Free cash flow	308	(27)	281	221	+39,5%	+26,9%

(in millions of €, except per share amounts)	YTD 2015			YTD 2014	2015/2014
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	11 934	(1 454)	10 480	10 201	+17,0%	+2,7%
Operating profit	331	(54)	277	190	+74,3%	+45,8%
Net profit from continuing operations	142	(30)	112	50	+184,9%	+126,1%
Basic EPS from continuing operations	1,38	(0,28)	1,10	0,49	+184,2%	+125,5%
Group share in net profit	134	(28)	106	35	+287,7%	+207,1%
Basic EPS from Group share in net profit	1,31	(0,27)	1,04	0,34	+283,7%	+204,0%
Free cash flow	215	(51)	164	308	-30,2%	-46,9%

(in millions of €)	June 30, 2015			December 31, 2014	Change
Net debt	1 035	16	1 051	997	+3.9%	+5.5%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six-month period ending June 30, 2015 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the financial year 2015 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, July 29, 2015

Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

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REPORT OF THE STATUTORY AUDITOR

We have reviewed the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

The consolidated condensed statement of financial position shows total assets of €12,414,607,000 and the consolidated condensed income statement shows a consolidated profit (group share) for the period then ended of €133,745,000.

The board of directors of the company is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review of the consolidated interim financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated interim financial information.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA for the six-month period ended 30 June 2015 has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

The statutory auditor,

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the other fundamental risks confronting the Company are unchanged from those described on the pages 64 through 69 of the 2014 Annual Report. To the best of our knowledge as of July 29, 2015, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2015. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

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DEFINITIONS

•	American Depositary Share (ADS): An American Depositary Share represents ownership in the common share of a non-U.S. corporation. The underlying common shares are held by a U.S. bank, as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit (loss) from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit or loss

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, term deposits, derivative related collaterals, and cash and cash equivalents.

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, the intention to merge with Ahold, anticipated savings from any restructurings, anticipated investments in Delhaize Group’s operations, timing or savings from store closures, and the anticipated benefits from any new strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

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